Exhibit 12

UNITED COMMUNITY BANKS, INC.
RATIO OF EARNINGS TO FIXED CHARGES (Regulation S-K 503 (d))

		12/31/11		12/31/10		12/31/09		12/31/08		12/31/07

EARNINGS
+	Pre-tax income from continuing operations	(230,729)		(432,292)		(319,499)		(101,811)		88,974
+	Fixed charges	84,636		116,686		176,574		230,528		277,614
+	Amortization of capitalized interest	-		-		-		-		-
-	Capitalized interest	-		-		-		-		-
-	Preferred Series A dividends (pre-tax equivalent)	(20)		(20)		(22)		(24)		(28)
-	Preferred Series B dividends (pre-tax equivalent)	(13,875)		(13,846)		(13,846)		(962)		-
-	Preferred Series B accretion (pre-tax equivalent)	(2,125)		(2,004)		(1,890)		(127)		-
-	Preferred Series D dividends (pre-tax equivalent)	(2,192)		-		-		-		-
	Total earnings	(164,305)		(331,476)		(158,683)		127,604		366,560
	Interest on deposits	48,839		81,732		141,377		198,301		229,591
	Total earnings exc. deposit int.	(213,144)		(413,208)		(300,060)		(70,697)		136,969

FIXED CHARGES
+	Interest expensed	65,675		100,071		159,734		228,265		276,434
+	Interest capitalized	-		-		-		-		-
+	Interest included in rental expense	749		745		1,082		1,150		1,152
+	Preferred Series A dividends (pre-tax equivalent)	20		20		22		24		28
+	Preferred Series B dividends (pre-tax equivalent)	13,875		13,846		13,846		962		-
+	Preferred Series B accretion (pre-tax equivalent)	2,125		2,004		1,890		127		-
+	Preferred Series D dividends (pre-tax equivalent)	2,192		-		-		-		-
	Total fixed charges	84,636		116,686		176,574		230,528		277,614
	Interest on deposits	48,839		81,732		141,377		198,301		229,591
	Total fixed charges exc. deposit int.	35,797		34,954		35,197		32,227		48,023

RATIO OF EARNINGS TO FIXED CHARGES
	Including interest on deposits	(1.94	) x	(2.84	) x	(.90	) x	.55	x	1.32	x
	Excluding interest on deposits	(5.95	) x	(11.82	) x	(8.53	) x	(2.19	) x	2.85	x

	DEFICIENCY (503(d) 1(A)) with deposit int	248,941		448,162		335,257		102,924		-
	DEFICIENCY (503(d) 1(A)) without deposit int	248,941		448,162		335,257		102,924		-